# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guild Holdings Co, CIK 0001821160
CUSIP: 40172N107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, California (CA), 92111
Date of event which requires filing of this statement: 11/28/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-25-002534
Filed by CIK 0001767366
Persons authorized to receive notices and communications: Carlos Portugal, Bayview Asset Management, LLC, 4425 Ponce de Leon Blvd., Coral Gables, Florida (FL), 33146, 305-854-8880; Adriana Schwartz, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Bayview MSR Opportunity Master Fund, L.P. (CIK 0001876141): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bayview Asset Management, LLC (CIK 0001767366): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Guild Holdings Co
Address of issuer's principal executive offices: 5887 COPLEY DRIVE, SAN DIEGO, California (CA), 92111
Comment: This Amendment No. 2 (this "Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D originally filed on May 23, 2025 and amended on June 20, 2025 (the "Schedule 13D") by Bayview Asset Management, LLC ("Bayview") and Bayview MSR Opportunity Master Fund, L.P. (together, the "Reporting Persons"), and relates to the shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock" and together with the Class B common stock, par value $0.01 per share, of the Issuer (the "Common Stock")) of Guild Holdings Company, a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 28, 2025, Issuer, Parent and Merger Sub consummated the transactions contemplated by the Merger Agreement. Subject to the terms and conditions set forth in the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation of the Merger and a wholly-owned subsidiary of Parent. At the Closing, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than the shares of Class A Common Stock held by Parent) was cancelled and extinguished and automatically converted into the right to receive the Merger Consideration, subject to applicable tax withholdings.

Following the consummation of the Merger, the Issuer notified The New York Stock Exchange ("NYSE") that the Merger had been completed, and requested that NYSE suspend trading of the Common Stock on NYSE. The Issuer also requested that NYSE file with the SEC a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of Common Stock from NYSE and the deregistration of such shares under Section 12(b) of the Act. As a result, shares of the Common Stock will no longer be listed on NYSE. In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the Common Stock under Section 12(g) of the Act and the suspension of the Issuer's reporting obligations under Section 13 of the Act with respect to all shares of Common Stock.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 99.2 to the Schedule 13D and is incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover pages this Amendment No. 2 are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than the transactions that occurred upon the Closing of the Merger described in Item 4 above, no transactions in the Class A Common Stock have been effected by either of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A of the Schedule 13D, during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: See Item 2(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 28, 2025

## Signatures
- Bayview MSR Opportunity Master Fund, L.P.: /s/ Carlos M. Portugal, By: Bayview Capital GP MSR, LLC, its General Partner, By: Carlos M. Portugal, Senior Vice President (11/28/2025)
- Bayview Asset Management, LLC: /s/ Carlos M. Portugal, Carlos M. Portugal, Senior Vice President (11/28/2025)